Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Air T, Inc. and Subsidiaries

Denver, North Carolina

We consent to the incorporation by reference in the registration statement No. 333-135338 on Form S-8 of our report dated June 29, 2016, except for the effects of the restatement due to the change in accounting related to the Company’s investment in Delphax with respect to the attribution of Delphax losses, as to which the date is October 13, 2017, with respect to the consolidated financial statements of Air T, Inc. and subsidiaries for the year ended March 31, 2016, which appears in Air T, Inc. and subsidiaries’ March 31, 2017 Annual Report on Form 10-K.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 29, 2016, except for the effects of the restatement due to the change in accounting related to the Company’s investment in Delphax with respect to the attribution of Delphax losses, as to which the date is October 13, 2017